                                 SCHEDULE 13D
---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 1 of 9 Pages
---------------------                                      ---------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                           iPrint Technologies, inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   462628108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                     Information Technology Ventures, L.P.
                        100 Hamilton Avenue, Suite 400
                              Palo Alto, CA 94301
                                (650) 462-8400

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                                 SCHEDULE 13D

---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 2 of 9 Pages
---------------------                                      ---------------------


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON:
     Information Technology Ventures, L.P.

     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-3233967
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [x]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
                    4,689,675
    SHARES      ----------------------------------------------------------------
                 8  SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY     ----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
   BY EACH
                    4,689,675
  REPORTING     ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
   PERSON

    WITH
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,689,675
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 3 of 9 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON:
      ITV Management, LLC

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      94-3233513
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [x]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF

    SHARES      ----------------------------------------------------------------
                 8  SHARED VOTING POWER
 BENEFICIALLY
                    4,814,732
   OWNED BY     ----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
   BY EACH

  REPORTING     ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
   PERSON
                    4,814,732
    WITH
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,814,732
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      IV
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 4 of 9 Pages
---------------------                                      ---------------------


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON:
     ITV Affiliates Fund, L.P.

     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-3238338
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [x]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
                    125,057
    SHARES      ----------------------------------------------------------------
                 8  SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY     ----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
   BY EACH
                    125,057
  REPORTING     ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
   PERSON

    WITH
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      125,057
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 5 of 9 Pages
---------------------                                      ---------------------


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON:
     Mark Dubovoy

     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [x]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF
                    14,921
    SHARES      ----------------------------------------------------------------
                 8  SHARED VOTING POWER
 BENEFICIALLY
                    4,814,732
   OWNED BY     ----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
   BY EACH
                    14,921
  REPORTING     ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
   PERSON
                    4,814,732
    WITH
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,829,653
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [x]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 6 of 9 Pages
---------------------                                      ---------------------


Item 1.    Security and Issuer.
-------    --------------------

     This Schedule relates to shares of Common Stock of iPrint Technologies, inc. ("iPrint"). iPrint's principal executive offices are located at 255 Constitution Drive, Menlo Park, CA 94025.


Item 2.   Identity and Background.
-------   ------------------------

     Information Technology Ventures, L.P. ("IT Ventures") and ITV Affiliates Fund, L.P. ("IT Affiliates", and together with IT Ventures, "ITV") are limited partnerships organized under the laws of California for investment purposes. ITV's principal business address is 100 Hamilton Avenue, Suite 400, Palo Alto, CA 94301. During the last five years, ITV has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mark Dubovoy is a Principal Member of ITV Management, LLC. Mr. Dubovoy's business address is ITV Management LLC, 100 Hamilton Avenue, Suite 400, Palo Alto, CA 94301. During the last five years, Mr. Dubovoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Dubovoy is a citizen of the United States of America.


Item 3.    Source and Amount of Funds or Other Consideration.
-------    --------------------------------------------------

     The securities reported in this Schedule were acquired by ITV through purchases made prior to iPrint's initial public offering. The source of the funds used by ITV to make the purchases described in the preceding sentence was working capital.

     The shares of iPrint Common Stock beneficially owned by Mr. Dubovoy represent shares subject to option exercisable within 60 days. To date, Mr. Dubovoy has not exercised such option nor purchased any of such shares.


Item 4.  Purpose of Transaction.
-------  -----------------------

     On June 23, 2001, Mr. Dubovoy on behalf of himself and ITV entered into a Voting Agreement, a copy of which is attached hereto as Exhibit 1, and the Third Amended and Restated Registration Rights Agreement ("Rights Agreement"),
                                                     ----------------
attached hereto as Exhibit 2. The full text of each such exhibit is incorporated by reference herein. The purpose of the filer in entering into the Voting Agreement and the Rights Agreement was to enhance the likelihood of completion of the transactions provided for in the Agreement and Plan of Reorganization ("Reorganization Agreement"), attached hereto as Exhibit 3 and
                 ------------------------
incorporated by reference herein, entered into concurrently with the Voting Agreement and the Rights Agreement. The Reorganization Agreement provides for, among other things, the acquisition of Wood Alliance, Inc. ("Wood") by iPrint Technologies, inc. ("iPrint"), the reconstitution of iPrint's board of directors as provided for in the Reorganization Agreement, and the issuance of .86 shares of iPrint Common Stock for each issued and

                                 SCHEDULE 13D
---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 7 of 9 Pages
---------------------                                      ---------------------

outstanding share of Wood Common Stock (other than shares held in treasury by Wood, which shall cease to be outstanding and to exist and shall be canceled and retired).

     Except as set forth above, the filer does not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.


Item 5.    Interest in Securities of the Issuer.
-------    -------------------------------------

     For purposes of Rule 13d-3, IT Ventures is the beneficial owner of 4,689,675 shares of iPrint Common Stock. Such shares represent approximately 15.6% of iPrint's Common Stock. Of the shares it beneficially owns, IT Ventures has sole voting and power of disposition over 4,689,675 shares. Except as described in Items 3 and 4 above, IT Ventures has not engaged in any other transactions with respect to these shares in the past sixty days.

     IT Affiliates is the beneficial owner of 125,057 shares of iPrint Common Stock. Such shares represent less than 1% of iPrint's Common Stock. Of the shares it beneficially owns, IT Affiliates has sole voting and power of disposition over 125,057 shares. Except as described in Items 3 and 4 above, IT Affiliates has not engaged in any other transactions with respect to these shares in the past sixty days.

     Mr. Dubovoy is the beneficial owner of 4,829,653 shares of iPrint Common Stock. Such shares represent approximately 16% of iPrint's Common Stock. Of the shares he beneficially owns, Mr. Dubovoy has sole voting and power of disposition over 14,921 shares, and shared voting and power of disposition over 4,814,732. Except as described in Items 3 and 4 above, Mr. Dubovoy has not engaged in any other transactions with respect to these shares in the past sixty days.

     The general partner of both IT Ventures and IT Affiliates is ITV Management, LLC. In this capacity, ITV Management, LLC, through an executive committee exercises sole voting and investment power with respect to all shares held of record by the above-named investment partnerships; individually, no stockholder, director or officer of ITV Management, LLC has or shares such voting or investment power. Mr. Dubovoy disclaims beneficial ownership of all shares except for his own pecuniary interest.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Reference is made to the Voting Agreement and the Rights Agreement referred to above in Item 4 and incorporated by reference herein.

                                 SCHEDULE 13D
---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 8 of 9 Pages
---------------------                                      ---------------------


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------

    1.         Voting Agreement, dated as of June 23, 2001

    2.         Third Amended and Restated Rights Agreement, dated as of June 23,
               2001

    3. Agreement and Plan of Reorganization, dated as of June 23, 2001, by and among iPrint Technologies, inc., Wood Alliance, Inc. and Metal Combination Corp.

                                 SCHEDULE 13D
---------------------                                      ---------------------
 CUSIP No. 462628108                                         Page 9 of 9 Pages
---------------------                                      ---------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 3, 2001           By:         /s/ MARK DUBOVOY
                                          --------------------------------
                                          Information Technology Ventures, L.P.

                              By: ITV Management, LLC, General Partner Mark Dubovoy, Principal Member



                              By:         /s/ MARK DUBOVOY
                                          --------------------------------
                                          ITV Management, LLC
                                          Mark Dubovoy, Principal Member



                              By:         /s/ MARK DUBOVOY
                                          --------------------------------
                                          ITV Affiliates Fund, L.P.

                              By: ITV Management, LLC, General Partner Mark Dubovoy, Principal Member



                              By:         /s/ MARK DUBOVOY
                                          --------------------------------
                                          Mark Dubovoy